SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

29 April, 2014

BP reports first quarter results; increases dividend

BP today announced its financial results for the first quarter of 2014. Underlying replacement cost profit1 for the quarter was $3.2 billion, compared with $2.8 billion for the previous quarter and $4.2 billion for the first quarter of 2013. Operating cash flow in the quarter was $8.2 billion.

The company also announced a quarterly dividend of 9.75 cents per ordinary share to be paid in June, 8.3% higher than a year earlier. As previously advised, the Board will continue to review the level of the dividend with the first and third quarter results each year.

BP Group Chief Executive Bob Dudley commented: "This is a very solid start to 2014. Operating cash flow was strong in the first quarter, we have seen further exploration success and upstream project start-ups, and the upgraded Whiting refinery is ramping up steadily. We remain confident of delivering our 10-point plan targets that we set in 2011 for delivery in 2014."

BP is now nearing completion of its current $8 billon share buyback programme, with $7.6 billion spent repurchasing shares for cancellation. So far BP has agreed divestments totalling over $3.0 billion - including the agreement last week to divest a number of assets in Alaska -- towards its expectation of agreeing $10 billion in additional divestments by the end of 2015. BP expects to use the post-tax proceeds from these divestments primarily for distributions to shareholders, biased towards share buybacks.

Dudley commented: "We expect material growth in operating cash flow, coupled with disciplined investment, to deliver sustainable growth in free cash flow. This will support increasing distributions to our shareholders. As well as progressive growth in the dividend per share, we expect to use surplus cash to support further distributions through share buy-backs or other mechanisms."

BP's Upstream segment reported $4.4 billion underlying pre-tax replacement cost profit for the first quarter, compared with $3.8 billion for the previous quarter and $5.7 billion for the first quarter of 2013. Compared to a year ago, the result was affected by the impact of divestments and higher non-cash costs.

Following on from the decision to create a separate BP business around its US lower 48 onshore oil and gas activities, and as a consequence of appraisal results, BP has decided not to proceed with development plans in the Utica shale. The Upstream result includes a write-off relating to the Utica acreage.

The Downstream segment reported $1.0 billion underlying pre-tax replacement cost profit for the first quarter, compared with $70 million for the fourth quarter of 2013 and $1.6 billion for the first quarter last year. Compared with a year ago, the result was primarily impacted by a weaker refining environment. Both Upstream and Downstream results included a strong contribution from trading activities.

BP also reported an estimated underlying pre-tax replacement cost profit for Rosneft2 of $271 million for the quarter. This result was adversely affected by depreciation of the rouble against the US dollar.

Total group reported production of oil and gas for the quarter, including Russia, was 3.13 million barrels of oil equivalent a day (boe/d). BP's share of Rosneft oil and gas production for the quarter2 was one million boe/d.

Excluding Russia, underlying production3 was slightly lower than a year earlier as higher output from new projects in the North Sea, Angola and Gulf of Mexico was offset by turnaround activity in Angola and lower production elsewhere. Reported production, excluding Russia, was 8.5% lower reflecting both the expiry in January of the onshore concession in Abu Dhabi and the impact of divestments.

Reported production, excluding Russia, is expected to be lower in the second quarter due to planned seasonal turnaround activity.

Strategic progress

Eight exploration wells have been completed so far in 2014, including the Cobalt-operated Orca discovery in Angola and the BG-operated Notus discovery in Egypt, and BP is on track to participate in at least 15 exploration wells over the full year. In the quarter, following the lifting of BP's suspension and debarment by the US EPA, BP was the highest bidder on 24 new leases in the Gulf of Mexico, with final awards subject to regulatory approval.

Three new major upstream projects started production during the first quarter - Chirag Oil in Azerbaijan, Na Kika Phase 3 and the Shell-operated Mars B in the Gulf of Mexico. Production has also since begun from the Atlantis North Expansion Phase 2 development in the Gulf of Mexico and three further projects continue to make progress towards start up in 2014.

In the Downstream, refining availability was maintained at 95% or above for the seventh consecutive quarter. Heavy crude processing at the upgraded Whiting refinery continues to ramp-up; the refinery was processing around 200,000 barrels a day (b/d) of heavy oil at the end of the first quarter and is expected to reach up to 280,000 b/d during the second quarter.

Active management of BP's portfolio also continues with the agreement to focus BP's activities in Alaska, divesting interests in four fields to Hilcorp, and BP's plans to form a separate business to run its US lower 48 onshore oil and gas assets. BP has decided not to proceed with the development of Utica shale assets in Ohio and earlier this month also announced the decision to halt processing at its Bulwer refinery in Australia.

US legal update

The Court has yet to rule on either the first or second phases of the MDL 2179 trial in New Orleans and could issue its decision at any time. The next phase, in which the court will hear evidence regarding the penalty factors set out in the Clean Water Act, has been scheduled to begin in January 2015.

The total cumulative net charge for the Gulf of Mexico oil spill remains at $42.7 billion. This does not include any provision for business economic loss claims that are not yet received, processed and paid. BP continues to contest the payment of those business economic loss claims which it believes to be unfounded.

Unallocated headroom in the $20 billion Trust Fund remains at approximately $700 million. At the end of the quarter, the remaining aggregate cash balance in the Trust and associated funds was $6.6 billion, with $13.4 billion having been paid out.

Further information:

BP press office, London: +44 20 7496 4076, bppress@bp.com

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. The first quarter 2014 operational and financial information for Rosneft included above is based on preliminary operational and financial results of Rosneft for the period ended 31 March 2014. Actual results may differ. For further information see BP's stock exchange announcement of first quarter 2014 results, dated 29 April 2014.
3. Underlying oil and gas production is adjusted for the impact of the expiry of the Abu Dhabi onshore concession, divestments, and production-sharing agreement effects.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding the expected quarterly dividend payment, timing of the payment and the timing of future review by BP's board thereof; expectations regarding the delivery of 10-point plan targets set in 2011 for 2014; plans to divest a further $10 billion in assets before the end of 2015; plans and expectations regarding future distributions to shareholders; plans and expectations regarding the delivery of future sustainable growth in cash flows through material growth in operating cash flows and disciplined investment; the expected level of reported production in second quarter 2014 and the expected impact of turnaround activity thereon; plans to participate in at least 15 exploration wells in 2014; plans regarding major projects including the number and timing of future start-ups; the expected ramp up in heavy crude processing at Whiting Refinery to 280,000 barrels per day; plans and expectations regarding the active management of BP's portfolio including BP's agreed divestments in Alaska, its plans to form a separate business to run its US onshore assets and plans to halt refinery operations at Bulwer Island; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in BP's Annual Report and Form 20-F 2013 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 April, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary